12011524

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 28 2012 Washington, DC 123

SEC FILE NUMBER
8-44905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **English Concepts d/b/a PMA Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2135 CityGate Lane, 7th Floor
(No. and Street)

Naperville	Illinois	60563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. English **630-657-6490**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. English, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of English Concepts d/b/a PMA Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ELIZABETH A CUMMINGS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/05/16

Signature

President and Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
English Concepts d/b/a PMA Securities, Inc.
Naperville, Illinois

We have audited the accompanying statements of financial condition of English Concepts d/b/a PMA Securities, Inc. (the Company) as of December 31, 2011 and 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of English Concepts d/b/a PMA Securities, Inc. as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 17, 2012

English Concepts d/b/a PMA Securities, Inc.

Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 3,835,165	$ 3,955,361
Receivable from broker-dealer	1,567,371	851,846
Receivables	108,717	135,321
Securities owned, at fair value	229,351	190,391
Prepaid expenses	35,637	29,581
Fixed assets	2,968	6,375
Other assets	14,716	13,865
	$ 5,793,925	$ 5,182,740
Liabilities and Stockholders' Equity		
Liabilities		
Due to related party	$ 115,108	$ 299,599
Accounts payable and accrued expenses	5,000	18,856
Accrued state replacement tax	9,450	7,242
	129,558	325,697
Stockholders' Equity		
Common stock, no par value; authorized 10,000 shares; issued and outstanding 2011 1565 shares; 2010 1,565 shares	86,075	86,075
Retained earnings	5,578,292	4,770,968
	5,664,367	4,857,043
	$ 5,793,925	$ 5,182,740

The accompanying notes are an integral part of these statements of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

English Concepts d/b/a PMA Securities, Inc. (the Company) has been organized to provide local government investment pools, municipal securities, government securities and money market funds as investments and financial advisory services to public-sector clients and other institutional entities. The Company is registered as a broker-dealer and municipal advisor with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board, and is a member of the Financial Industry Regulatory Authority.

The Company operates under the provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (Exchange Act) and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a government securities broker-dealer and does not hold funds or securities for or owe money or securities to customers. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions with and for customers, on a fully disclosed basis with a clearing broker or dealer and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves the required books and records.

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, changes in stockholders' equity, and cash flows. The following is a summary of the Company's significant accounting policies:

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers highly liquid investments that have original maturities of three months or less at the date of acquisition to be cash equivalents.

Receivables: Receivables represent fees earned, but not yet received and are carried at original amount owed less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. At December 31, 2011 and 2010, there was no allowance for doubtful accounts.

Securities and related income: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled and at fair value. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis and reflected at fair value.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Revenue recognition: The financial statements are presented utilizing the accrual method of accounting, which recognizes revenue as earned and expenses as incurred. Investment banking fees are recognized at the time the transaction is completed and the income is reasonably determinable. Financial advisory, commissions and remarketing fees are recognized as earned. The Company's fees for its certificates of deposit syndicate activities are completed on a "best efforts" basis and accordingly, the positions taken and related revenue generated for those activities are conditional until settlement date.

Fixed assets: The Company's fixed assets consist of office equipment and software and are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law which provide that, in lieu of corporation income taxes, the stockholders report their pro rata shares of the Company's taxable income or loss. Therefore, these statements do not include any provision for corporate income taxes other than provisions for Illinois replacement taxes, which are included with general and administrative expenses on the statements of income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2008.

Recent accounting pronouncements: In May 2011, the FASB has issued *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS).* This Accounting Standards Update (ASU) represents the converged guidance of the FASB and the International Accounting Standards Board (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value" and enhanced disclosure requirements for investments that do not have readily determinable fair values. The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments to the FASB Codification in this ASU are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. The Company is currently assessing the impact of this ASU on its future financial statements.

Subsequent events: Management of the Company evaluated subsequent events through the date these financial statements were available to be issued. There are no subsequent events to disclose.

Note 2. Receivable from Broker-Dealer

At December 31, 2011 and 2010, receivable from broker-dealer consists of cash deposited at the Company's clearing broker totaling $1,567,371 and $851,846, respectively. Cash held by the clearing broker may serve as clearing deposits and be effectively restricted from use of the Company, see Note 5.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Money market funds are valued at the net asset value (NAV) of shares of the fund held by the Company at year-end. Common stock traded on a national securities exchange is stated at the last reported sales price on the day of valuation.

The following summarizes the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2011 and 2010, using the fair value hierarchy:

Description	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1) 2011	2010
Assets:		
Securities owned:		
Money market fund	$ 190,411	$ 190,391
Common stock	38,940	-
	$ 229,351	$ 190,391

Note 3. Fair Value of Financial Instruments (Continued)

The Company had no Level 2 or Level 3 assets or liabilities at December 31, 2011 or 2010. The Company assesses the levels of assets and liabilities measured at fair value at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer.

Note 4. Fixed Assets

Fixed assets are summarized by major classifications as follows:

	2011	2010
Office equipment	$ 81,754	$ 81,754
Software	3,994	3,994
	85,748	85,748
Less: Accumulated depreciation	(82,780)	(79,373)
	$ 2,968	$ 6,375

Note 5. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

As reflected in Note 1, the Company operates in part under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Exchange Act. Since the Company does not clear its own securities transactions for certain securities, it has established accounts with a clearing broker for this purpose. This can and does result in a concentration of credit risk with this broker. Such risk, however, is mitigated by the clearing broker's obligation to comply with the rules and regulations of the SEC. At December 31, 2011 and 2010, the Company had a clearing deposit at the clearing broker of $50,000, which is reflected on the statements of financial condition in receivable from broker-dealer. The clearing broker is a member of a nationally recognized exchange. Additional terms of the clearance agreement require the Company to maintain a minimum coverage on its broker's fidelity bond. The Company is prohibited from entering into similar agreements without prior written approval from the clearing broker-dealer. The agreement may be terminated by either party with 90 days prior written notification. In addition, if the Company terminates this agreement at any time, it may be liable for expenses incurred by the clearing broker-dealer in connection with transferring, converting or closing the accounts held at the clearing broker. The Company consistently monitors the creditworthiness of the clearing broker to mitigate the Company's exposure to credit risk.

The Company engages in dealing in government securities including those backed or guaranteed by the full faith and credit of the United States government. As part of its activities, the Company maintains an account titled *Special Account for the Exclusive Benefit of Customers* for its government securities clearing activities and operates in part under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Exchange Act.

The Company maintains cash balances at several financial institutions. Accounts at each institution may exceed insured limits of the Federal Depository Insurance Corporation or the Securities Investment Protection Corporation. At December 31, 2011 and 2010, the Company's uninsured cash balances were $2,996,999 and $3,077,912, respectively. However, the Company does not believe it is exposed to any significant credit risk.

Note 6. Related-Party Transactions

Pursuant to an agreement, the Company has been billed for salaries, benefits, promotions, rent and taxes by a related company in which the shareholders of the Company are also shareholders. The amounts due this related company at December 31, 2011 and 2010 were $115,108 and $299,599, respectively.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $5,502,130, which was $5,402,130 in excess of its required net capital of $100,000. At December 31, 2011, the Company's net capital ratio was 0.02 to 1. At December 31, 2010, the Company had net capital of $4,668,093, which was $4,568,093 in excess of its required net capital of $100,000. At December 31, 2010, the Company's net capital ratio was 0.07 to 1.